UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42572

Top Win International Limited

(Exact Name of Registrant as Specified in its Charter)

33/F Sunshine Plaza

353 Lockhart Road, Wan Chai, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Extraordinary General Meeting of the Shareholders of Top Win International Limited

Top Win International Limited (Nasdaq: SORA) (the “Company”) will hold an Extraordinary General Meeting of Shareholders (the “Meeting”) via live webcast in a virtual meeting format, on August 5, 2025 at 9.30 a.m., Eastern time (August 5, 2025 at 9.30 p.m., Hong Kong Time). Materials made available in connection with the Meeting will be available at <https://ts.vstocktransfer.com/irhlogin/TOPWIN>. The information contained in, or that can be accessed through, such website does not form a part of this current report. The following documents regarding the Meeting, each of which are attached as an exhibit hereto, are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Title

99.1	Proxy Statement

99.2	Notice of Extraordinary General Meeting

99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Win International Limited

Date: July 3, 2025	By:	/s/ Kwan, NGAI
	Name:	Kwan, NGAI
	Title:	Chief Executive Officer

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